Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931
Toll-free (866) 594-5999 - landline (extension 30)
Toll-free (866) 998-0005 - fax

July 13, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey Riedler, Assistant Director

Re:          Provectus Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File Number:  000-09410

Dear Mr. Riedler:

This letter is submitted by Provectus Pharmaceuticals, Inc. (the “Company”) in response to the comments received from the Securities and Exchange Commission by letter dated July 12, 2012 to Timothy C. Scott, Ph.D.  Your comments are set forth below, followed by our responses.

Signatures, page 39

1.
We note that your Form 10-K is not signed by anyone in the role of Principal Accounting Officer.  We note that Peter R. Culpepper signed as your chief financial officer and principal accounting officer in your registration statement on Form S-3 filed on July 2, 2012.  Please confirm that you will identify Mr. Culpepper or the current individual serving in that capacity in your next annual report on Form 10-K.

The Company hereby confirms that in its next annual report on Form 10-K, the Company will identify Peter R. Culpepper (or the individual then serving in that capacity) as the Company's Principal Accounting Officer.

Definitive Proxy Statement on Schedule 14A
Bonus Awards, page 11

2.
Please expand your discussion to explain the clinical trial development progress that was used in determining whether to award bonuses and how the Board of Directors used those accomplishments to determine the amount of the bonuses ultimately awarded.

The Company hereby confirms that, to the extent it awards bonuses based on clinical trial development progress in the future, the Company will expand its disclosure in future proxy statements on Schedule 14A with respect to the clinical trial development progress that was used in determining whether to award bonuses and how the Board of Directors used those accomplishments to determine the amount of the bonuses ultimately awarded.

By way of example, the Company has included below expanded disclosure with respect to bonuses awarded in 2011. To the extent applicable, the Company intends to include similar disclosure in future proxy statements.

Bonus Awards

Our Board of Directors has adopted a longevity bonus policy to recognize service on our behalf when we reach significant milestones and to award quarterly and annual bonuses at the discretion of our Chief Executive Officer. In 2011, 2010 and 2009, we awarded bonuses for services rendered culminating with continued clinical trial development progress, especially due to the progression of the oncology and dermatology drug product candidates and other developments in the clinical trials, which we refer to as the achievement of specific scientific, medical and clinical milestones.  Specifically, in 2011, the Company achieved the following significant milestones in connection with its clinical trial development:

PV-10 (Melanoma):

•	End-of-Phase 2 FDA meetings in March 2011 and October 2011

PH-10 (Psoriasis):

•	Phase 2c randomized study initiated December 2010 and completed August 2011

PV-10 (Liver Metastasis):

•	Orphan drug status April 2011

•	Phase 1 patient accrual and treatment completed January 2011

As a result of the Company's achieving these milestones, the Company awarded the following bonuses to its named executive officers in 2011:

Named Executive Officer	2011 Bonus Amount
H. Craig Dees	$1,600,000
Peter R. Culpepper	$1,600,000
Timothy C. Scott	$1,600,000
Eric A. Wachter	$1,600,000

*           *           *           *           *           *           *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the Company has been responsive to the Commission's comments. If there are additional questions or comments, please contact the undersigned.

                   Very truly yours,

                   PROVECTUS PHARMACEUTICALS, INC.

                   /s/ Peter R. Culpepper
                   Peter R. Culpepper
                   Chief Financial Officer and Chief Operating Officer

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